United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: General Motors Company

Name of persons relying on exemption: Congregation of Holy Cross, Moreau Province; Franciscan Sisters of Allegany, NY; School Sisters of Notre Dame Cooperative Investment Fund; and Sisters of St. Dominic of Caldwell, NJ

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Item No. 8, Report on Human Rights Policy Implementation at the General Motors Company Annual General Meeting on June 16, 2020.

Summary of the Resolution

The resolution asks General Motors Company (GM) to prepare a report on the company’s systems to ensure effective implementation of its Human Rights Policy. GM is exposed to significant human rights risks which may have a material impact on the company, yet existing disclosures fail to provide evidence of effective measures to fulfill human rights commitments. The requested report would describe the human rights due diligence processes to embed respect for human rights into operations and the value chain, processes to provide access to remedy for human rights impacts connected to the business, and indicators used to assess effectiveness of the policy.

Support for the resolution is warranted because:

While GM has a Human Rights Policy and Supplier Code of Conduct in place, the company does not disclose how these policies have been operationalized to ensure human rights are respected throughout its operations, business relationships, and value chain. The most severe human rights impacts are likely to occur in extended supply chains for raw material inputs. In these areas GM may cause, contribute or be linked to human rights violations such as forced labor, child labor, or poor labor practices. Therefore, effective systems to identify, assess, and monitor compliance with standards are especially important. GM has failed to disclose how it implements its human rights policy to address material financial, compliance and reputational risks associated with its operations and supply chain.

Arguments in Favor of the Resolution on Human Rights Policy Implementation

1.	Failure to effectively implement its human rights policy to address actual and potential human rights impacts in its operations and supply chain may expose GM to financial, reputational, and legal risks which negatively impact long-term value creation for shareholders.

These risks include:

●	GM is failing to address child labor and forced labor risks which may result in reputational harm, supply chain disruption, and financial losses. Several inputs used in automobile production have well-documented cases of being mined, harvested, extracted, or processed by children. For example, GM is exposed to child labor risks in the following supply chains: cobalt mining in the Democratic Republic of Congo (DRC); mica mining in India and Madagascar; charcoal production for pig iron in Brazil; electronics manufacturing in China, mining of conflict minerals in the DRC, and the production of rubber and leather from multiple sourcing countries.[1] Failure to manage child labor risks exposes GM to legal risks. For example, Tesla and five technology companies are facing a class action lawsuit filed on December 15, 2019 on behalf of families of children injured or killed while mining for cobalt in the Democratic Republic of the Congo (“DRC”). The lawsuit alleges that the companies aided and abetted the brutal use of young children in the DRC to mine cobalt, a key component of lithium batteries in the electronic devices that these companies make.[2]

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In addition, forced labor risks are present in supply chains for several key inputs used by GM and other automakers, including pig iron, rubber, leather, and electronics.3 In April 2020, GM was named in a report by the Australian Strategic Policy Institute as sourcing from factories in the Xinjiang Uighur Autonomous Region (XUAR), where Uyghurs and other Muslim minorities are being subjected to forced labor by the Chinese government.4 This business relationship presents legal, reputational, and business continuity risks, and demonstrates that existing practices are not effective at addressing serious forced labor risks in the business. For example, GM may face interruptions in its supply chain or business operations as US Customs and Border Protection (“CBP”) increases issuance of Withhold Release Orders to prevent the import of goods made using forced labor.5 In September 2019, the CBP issued a Withhold Release Order on artisanal gold mined in the eastern DRC, a mineral used in the automotive sector and on May 1, 2020 issued a WRO for hair products made in the Xinjiang region of China.6

●	GM is exposed to legal or regulatory risks associated with sourcing conflict minerals. GM uses conflict minerals known as 3TG (tin, tantalum, tungsten, and gold) in a wide range of automotive parts. These minerals may be sourced from conflict-affected areas in the DRC and neighboring countries. Conflict minerals provide an income stream to armed groups, which can perpetuate violent conflict in the region. While GM has a Conflict Minerals Policy in place and is legally required to report on conflict minerals due diligence under Section 1502 of the Dodd Frank Act, this reporting requirement does not guarantee responsible sourcing practices for 3TG minerals. The EU Conflict Minerals Regulation, which takes effect on January 1, 2021, will require importers of conflict minerals into the EU to establish management systems to support and conduct due diligence and make disclosures concerning these minerals that they import into the EU. Experts note that companies’ conflict minerals disclosures have become outdated, failing to keep pace with developments, the regulatory landscape, and increasing investor expectations.[7] A large number of U.S.-based companies will be impacted by the EU regulation. GM has not disclosed how it is preparing to comply with this regulation.

●	Failure to effectively manage human rights risks related to the workforce, including discrimination, harassment, exposes GM to human capital management risks such as litigation, poor employee recruitment and retention, and reputational harm. Decent work and labor relations have had a significant impact on GM in the last year. In September 2019, GM workers belonging to the United Auto Workers (UAW) union organized a national strike to demand better wages, healthcare, and protections for temporary workers. The strike went on for 40 days and cost the company an estimated $4 billion in losses.[8] Had the company already provided fair wages and comprehensive health benefits for permanent and temporary workers, the company may have avoided the negative financial and reputational impacts of the strike. GM must also ensure that freedom of association is protected through its business relationships. In April 2020, a GM contractor, Caravan Facilities Management, reportedly fired a union leader for posting a message in a private Facebook group alerting fellow union members about suspected COVID-19 risk in their plant.[9] This suggests lack of effective implementation of its human rights policy across its business relationships.

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While GM may indicate in its policy that it prohibits discrimination, in January 2019, employees of GM’s Toledo, OH plant who were repeatedly subjected to racial epithets, threats of violence, and racist imagery in the workplace sued GM for allowing an “underlying atmosphere of violent racial hate and bullying.”10 GM later reported civil rights training would occur at the Toledo plant, but failed to demonstrate how racial discrimination and harassment concerns have been addressed throughout the company, leaving it exposed to future incidents. Three lawsuits were filed as a result of these incidents, and workers have reported that racist behavior has continued, suggesting existing practices are inadequate to address human rights impacts.11

Ensuring a safe and healthy workplace that prioritizes worker health and safety is especially important as manufacturing and supply chain workers may also be exposed to COVID-19.

•	Failure to address risks to safety and climate impacts linked to products and use of products exposes GM to legal risks and loss of consumer trust. GM has a responsibility to produce vehicles that are safe. However, a history of recalls for vehicle safety issues presents serious risks to consumers, the company, and its shareholders. In 2017, “General Motors agreed to pay $120 million to settle multistate allegations that the company concealed safety issues related to defective ignition switches in GM vehicles.”[12] In 2015, GM faced a penalty of $900,000,000 in a “deferred prosecution agreement concerning criminal charges linked to an alleged failure to notify the National Highway Traffic Safety Administration of potentially deadly safety defects.”[13] These are only some of the largest penalties GM has faced. Violation Tracker has recorded a total of 53 safety violations for GM since 2000, with associated penalties totalling $1,071,118,283.[14]

Climate change associated with the use of its products is another one of GM’s salient human rights risks, given that transportation is one of the leading sources of greenhouse gas emissions. Failure to address climate change contributes to negative human rights outcomes as well as legal and reputational risk. GM has resisted regulatory action to improve fuel economy in the United States. A recent poll showed a 53% drop in GM’s favorability ratings due to its participation in the lawsuit and support for weak standards.15

2.	There are gaps in GM’s disclosures on human rights due diligence, particularly in the areas of embedding human rights commitments throughout the businesses and provision of remedy when adverse impacts occur. Without this information, investors are unable to assess the effectiveness of GM’s Human Rights Policy.

GM’s statement of opposition cites its existing policies, board responsibilities, and reporting practices as responsive to the resolution. It indicates that management monitors GM's operations, partners, and suppliers for potential violations and takes action if violations occur, up to and including terminating employees and canceling supplier contracts. However, it provides no evidence of this monitoring and oversight and does not clarify how it evaluates the effectiveness of the policies at addressing human rights risks associated with the business. The Human Rights Policy itself also lacks key information about how it is operationalized.16 GM’s policy does not include an explicit requirement for suppliers or business partners to comply with international human rights laws and standards or GM’s own expectations for respecting human rights. When human rights impacts do occur, GM’s disclosures and policies fail to provide assurance that sufficient remedy is provided. GM’s discussion of remedy is limited to a brief overview of how to access the Awareline, a grievance hotline.

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An assessment of GM’s disclosures reveals significant gaps in human rights reporting. GM’s sustainability report17 does not address how the company identifies and prevents human rights impacts in operations and the supply chain. For example, reports by Amnesty International and the 2019 Mining the Disclosures benchmark found GM’s cobalt due diligence practices to be inadequate given its awareness of the risk.18 Disclosure on human rights in the supply chain is primarily limited to participation in multi-stakeholder initiatives or UN Global Compact, which is not related to implementation of its policies within its own operations.

Regardless of what is written in a policy, effective systems are needed to embed the policy throughout the business, and its disclosures lack specificity on how this takes place. Disclosure on the following elements, which is currently lacking, might demonstrate effective implementation of the policy:

●	What indicators does GM monitor to know that its human rights policy effectively prevents, mitigates, and remedies adverse human rights impacts in its business and extended supply chains for raw materials?
●	How does GM ensure compliance with its Supplier Code of Conduct or expectations in purchase contract terms? How does GM assess whether suppliers are effectively addressing human rights impacts in its supply chain?
●	At what frequency are audits conducted and what percentage of the supply chain is audited? What human rights criteria are included in the audit?
●	In the cobalt supply chain, for example, does assurance from top suppliers “that responsible sourcing of cobalt is a top priority” mean that they have effective systems in place to ensure there is not child labor in their operations or sourcing?
●	Does GM have a process to systematically monitor compliance or take action to address human rights impacts occurring in the supply chain beyond Tier 1? How does GM evaluate whether Tier 1 suppliers are effectively cascading human rights expectations to sub-tier suppliers?
●	Who is responsible for implementing and monitoring the policy and how are they held accountable for implementation?
●	Is there adequate human rights expertise on the board and in senior management to effectively implement and oversee the policy implementation?
●	How many violations of the human rights policy expectations (e.g. child labor or forced labor etc.) (1) have been reported, (2) how is remedy provided, and (3) what does GM do to improve understanding and implementation of human rights policy in those locations when those incidents arise?
●	How many grievances have been received through the Awareline? Is the GM hotline accessible throughout the supply chain where the most severe impacts are likely to occur?

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Conclusion

Proponents of the proposal urge shareholders to vote FOR Item No. 8, Report on Human Rights Policy Implementation at General Motors Company on June 16, 2020 because:

1.	GM is exposed to significant actual and potential human rights risks in its operations and supply chain that present litigation, reputational, human capital management, and regulatory risk.
2.	GM’s existing disclosures fail to provide evidence that its Human Rights Policy is being implemented to prevent, mitigate, and provide remedy when adverse impacts occur.
3.	Effective implementation of its human rights policy would help GM meet its responsibility to respect human rights and would minimize its exposure to risks and the potential harm its business activities and relationships would cause to rights holders.

For questions regarding the General Motors Company proposal on Human Rights Policy Implementation please contact: Mary Beth Gallagher, Investor Advocates for Social Justice, mbgallagher@iasj.org.

Sincerely,

Mary Beth Gallagher

Executive Director, Investor Advocates for Social Justice

Date: May 29, 2020

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1 https://iasj.org/wp-content/uploads/IASJ-Shifting-Gears-Infographic-Map.pdf

2 http://iradvocates.org/sites/iradvocates.org/files/stamped%20-Complaint.pdf

3 https://iasj.org/wp-content/uploads/IASJ-Shifting-Gears-Infographic-Car.pdf

4 https://www.aspi.org.au/report/uyghurs-sale

5 https://www.cbp.gov/newsroom/national-media-release/cbp-issues-detention-orders-against-companies-suspected-using-forced

6 https://www.cbp.gov/newsroom/national-media-release/cbp-issues-detention-order-hair-products-manufactured-forced-labor

7 https://www.ropesgray.com/en/newsroom/alerts/2020/03/Revisiting-Conflict-Minerals-Compliance-Developments-Trends-and-Action-Items-for-the

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8 https://www.cnbc.com/2019/10/29/uaw-strike-cost-gm-about-3point8-billion-for-2019-substantially-higher-than-estimated.html

9 https://labornotes.org/blogs/2020/04/auto-union-official-fired-warning-about-covid-19

10 https://www.cnn.com/2019/01/16/us/gm-toledo-racism-lawsuit/index.html

11 https://www.bloomberg.com/news/articles/2019-01-23/racism-at-gm-from-insults-to-nooses-spurs-warnings-and-firings

12 https://violationtracker.goodjobsfirst.org/violation-tracker/-general-motors-company-1 ; https://www.oag.ca.gov/news/press-releases/attorney-general-becerra-announces-120m-multistate-settlement-general-motors

13 https://violationtracker.goodjobsfirst.org/violation-tracker/-general-motors ; http://www.justice.gov/opa/pr/us-attorney-southern-district-new-york-announces-criminal-charges-against-general-motors-and

14 https://violationtracker.goodjobsfirst.org/prog.php?parent=general-motors&order=pen_year&sort=desc

15 https://ucsusa.org/sites/default/files/2020-04/20200327-gm-owners-poll-key-findings_0.pdf

16 https://investor.gm.com/static-files/d57c0f45-7492-479c-802f-8b2d51873581

17 https://www.gmsustainability.com/_pdf/downloads/GM_2018_SR.pdf

18 https://www.amnestyusa.org/reports/time-to-recharge/ ; https://www.sourcingnetwork.org/mining-the-disclosures

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